PE 4/5/02

02029855

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 5, 2002

Technip-Coflexip
(Translation of Registrant's Name Into English)

170 place Henri-Régnault
92973 Paris La Défense 6
France
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosure: A press release dated April 4, 2002, announcing new appointments.

PADOCS01/207441.1

TECHNIP-COFLEXIP

Paris-La Défense, April 4th, 2002

PRESS RELEASE

TECHNIP-COFLEXIP: APPOINTMENTS

Daniel Burlin, currently Chief Financial Officer of Technip-Coflexip, has been appointed President of the Onshore-Downstream Branch, a position that had been held temporarily, since the merger of Technip and Coflexip, by Daniel Valot, Chairman of the Management Board. Until the arrival of a new Group Chief Financial Officer, the financial departments will report directly to the Chairman of the Management Board.

Christine Lannon-Declercq has been appointed Controller of the Offshore Branch, following the departure, for personal reasons, of Claire Giraut, Senior Executive Vice President Finance of the Offshore Branch.

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With a workforce of about 18,000 and annual revenues of about 5 billion euros, TECHNIP-COFLEXIP ranks among the top five in the field of oil and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York (NYSE: TKP) and in Paris (EURONEXT: 13170). The main engineering and business centers of Technip-Coflexip are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world class fleet of offshore construction vessels.

TECHNIP-COFLEXIP's website is accessible at: http://www.technip-coflexip.com

For further information contact:

Sylvie Hallemans
Press Relations
TECHNIP-COFLEXIP
Tel. +33 (0) 1 47 78 34 85
Fax +33 (0) 1 47 78 24 33
E-mail: shallemans@technip-coflexip.com

Miranda Weeks
Investor Relations Officer
TECHNIP-COFLEXIP
Tel. +33 (0) 1 55 91 88 27
Fax +33 (0) 1 55 91 87 11
E-mail: mweeks@technip-coflexip.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Technip-Coflexip has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2002

TECHNIP-COFLEXIP

By: ____________

Name: Patrick Picard

Title: Corporate Secretary